AVANTI SECURITIES CORPORATION

Statement of Operations

Year ended December 31, 2015

Revenue:		
Standby fee (note 6)	$	25,000
Unrealized holding gains on securities owned		2,910
Dividends		315
Interest		9
Total revenue		28,234
Expenses:		
Professional		10,174
Taxes and licenses		10,263
Insurance		842
Other		239
Total expenses		21,518
Net income	$	6,716

See accompanying notes to financial statements.